EXHIBIT 99.1

VIZSLA SILVER AGREES TO ACQUIRE NEWLY CONSOLIDATED PAST-PRODUCING SILVER DISTRICT IN THE EMERGING SILVER-GOLD-RICH PANUCO - SAN DIMAS CORRIDOR IN MEXICO

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 28, 2024 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce that it has entered into an agreement to acquire the past-producing La Garra-Metates district (the "La Garra-Metates District" or "La Garra") situated in the heart of the silver-gold-rich Panuco - San Dimas corridor. Reconnaissance work conducted by Vizsla Silver's geologists shows the presence of at least two vein systems with respective strike lengths of 2.6 km and 1.8 km carrying significant silver and gold grades.

Highlights

•	Large property package at 16,962 Ha (more than 2x the area of the Company's Panuco project (the "Panuco Project")).
•	While this district has seen past production dating back centuries, the La Garra-Metates District has seen minimal exploration and no drilling.
•	Vizsla Silver's sampling demonstrated multi-kilo silver equivalent grades over several kilometers of strike.
•	Epithermal vein systems trending N-NNW in a geological setting akin that of the Panuco Project and First Majestics Silver Corp.'s San Dimas project ("San Dimas").
•	Potential for high-grade shoots along-strike and at depth on two known vein systems with estimated strike length of 2.6 km and 1.8 km, respectively.
•	Significant potential to discover new veins given the underexplored nature of the district.
•	The La Garra-Metates District has been acquired for less than 3% of Vizsla Silver's market capitalization.

"Vizsla Silver has agreed to acquire another highly prospective precious metals rich district in the Sinaloa Silver Belt, marking the first time that the La Garra-Metates District has ever been in a public company." Stated Michael Konnert, President, and CEO. "The consolidation and acquisition of a vastly under-explored, past-producing district in the state of Sinaloa is an excellent addition to our portfolio and demonstrates our strength in the region. Similar to our flagship Panuco Project, which represents one of the largest, undeveloped, high-grade silver primary assets globally, La Garra hosts sub-vertical structures reminiscent of Vizsla Silver's Napoleon vein, as well as flat-lying structures like Copala. Additionally, the La Garra-Metates District is located ~32 kilometers to the south of First Majestic Silver's San Dimas Mine, a prolific precious metals producer and is one of nine billion-ounce silver equivalent districts in Mexico. Vizsla Silver has a long-term view of its role in the silver industry and within this region of Mexico. We believe we have the potential to build a multi-generational asset base and become a globally significant producer of silver in Sinaloa. While Vizsla Silver's focus continues to be to develop the Panuco-Copala district while exploring for new centers of high-grade mineralization, this acquisition allows for new major discoveries in the future and a growing pipeline of potential production as we continue to generate a dominant footprint in this emerging, but globally significant silver-belt."

Figure 1: Location map of the La Garra-Metates District, Panuco Project and San Dimas District. (CNW Group/Vizsla Silver Corp.)

Figure 2. Geology of the silver-gold-rich Panuco - San Dimas corridor. (CNW Group/Vizsla Silver Corp.)

About the La Garra-Metates District

The La Garra-Metates District is located 108 kilometres northeast of the City of Mazatlan, in the Municipality of Mazatlan, Sinaloa, Mexico and approximately 32 km north-northwest of the Panuco Project and 32 km south-southwest of San Dimas in the Mazatlán municipality.

The La Garra-Metates District comprises of 16 claims (15 titled mining concessions and one application) covering 16,962 Ha in the heart of the emerging silver-gold-rich Panuco - San Dimas corridor. The area has been held on private hands for the last ~60 years and has remained unknown to most public exploration and mining companies, hence, the area has seen very little mining and prospecting activities over the decades, and more importantly, it has never been drilled.

The La Garra-Metates District area contains N-NNW-trending silver-gold-rich veins in a geological setting akin that of the Panuco Project and San Dimas. Epithermal veins dipping at steep and shallow angles to the east are hosted by andesites and felsic volcanic lavas and tuffs of the Lower Volcanic Series (LVS) like at the Panuco Project and San Dimas. Two main vein systems are known to date: the N-S trending La Garra with ~2.6 km of known strike length and the NW trending Cerro Verde - Las Playas vein system with ~1.8 km of strike length.

In December 2023, Vizsla Silver conducted a five-day site visit and collected 37 samples on vein outcrops and underground pillars on La Garra and Cerro Verde - Las Playas vein systems: fourteen rock-chip samples collected across veins ranging from 0.30 to 2.50 metres reported silver equivalent grades (AgEq) greater than 200 g/t (2.22 to 12.30 g/t Au and 22 to 1,156 g/t Ag). Base metals were detected in low concentrations <1.0% and deleterious elements such as Sb and As were detected also in low concentrations <110 ppm. All the primary samples and quality controls (standards, blanks, and duplicates) were analyzed at SGS Lab facility in Durango Mexico. Because of its favourable location in the emerging Panuco - San Dimas silver-gold-rich corridor, its geologic setting, vein orientation and observed high-grades, Vizsla Silver's geologists are confident that the La Garra-Metates District has good potential for discovery of high-grade shoots along-strike and at depth on the La Garra and Cerro Verde - Las Playas vein systems. Historic mining occurred in the upper 200 metres from surface at most, whereas shoots in the region can have vertical extensions of up to ~550 metres. Additionally, because the area has seen so little exploration and prospecting (La Garra and Cerro Verde - Las Playas occur in an area representing ~15% of the property), it is very likely that many other veins and prospects remain to be re-discovered through mapping.

Vizsla Silver plans to take advantage of its experienced team in Mexico to fast track permitting and exploration of the La Garra-Metates District.

Sample #	Vein	Area	Sample Length	Ag	Au	Pb	Zn	AgEq

			(m)	(g/t)	(g/t)%		%	(g/t)
G566682	El Orito	La Garra	Dump	22	7.00	0.05	0.02	495
G566683	El Orito	La Garra	Grab	1	0.01	0.00	0.00	1
G566684	Rosita	La Garra	0.50	70	2.22	0.44	0.42	243
G566686	Rosita	La Garra	0.30	76	1.70	0.16	0.08	193
G566687	Rosita	La Garra	1.00	5	0.06	0.02	0.25	18
G566688	FW La Garra	La Garra	0.30	25	0.64	0.07	0.05	70
G566689	FW La Garra	La Garra	0.90	4	0.05	0.01	0.05	9
G566691	FW La Garra	La Garra	0.50	3	0.03	0.01	0.05	7
G566692	La Garra	La Garra	0.60	68	0.83	0.08	0.14	127
G566693	La Garra	La Garra	0.75	11	0.13	0.01	0.05	21
G566694	La Garra	La Garra	Dump	110	1.71	0.10	0.09	224
G566696	El Puerto	La Garra	Grab	6	0.02	0.00	0.00	7
G566697	El Puerto	La Garra	1.00	5	0.02	0.00	0.00	6
G566698	La Gigante	La Garra	1.10	87	0.49	0.00	0.01	115
G566699	La Gigante	La Garra	2.30	343	2.04	0.01	0.01	457
G566700	Manzanillo	La Garra	2.00	847	2.29	0.09	0.08	948
G566751	Manzanillo	La Garra	0.90	1,156	12.30	0.02	0.04	1,908
G566752	FW La Garra	La Garra	0.70	52	0.60	0.45	0.27	112
G566753	La Brillosa	La Garra	0.60	4	0.07	0.07	0.00	10
G566754	Nivel 4	Cerro Verde - Las Playas	1.30	641	3.08	0.12	0.17	814
G566756	Cerro Verde	Cerro Verde - Las Playas	Grab	402	2.50	0.02	0.01	543
G566757	Veta La Yaqui	Cerro Verde - Las Playas	Dump	627	10.10	0.39	0.51	1,295
G566758	Veta La Yaqui	Cerro Verde - Las Playas	1.30	36	0.39	0.01	0.01	60
G566759	Veta La Yaqui	Cerro Verde - Las Playas	2.50	99	0.52	0.01	0.03	128
G566760	Veta Petra	Cerro Verde - Las Playas	2.00	885	6.03	0.02	0.02	1,231
G566761	Veta Petra	Cerro Verde - Las Playas	1.10	56	0.55	0.00	0.00	89
G566762	Veta Petra	Cerro Verde - Las Playas	0.90	17	0.19	0.00	0.00	29
G566763	Mina La Juanita	Cerro Verde - Las Playas	0.60	203	2.40	0.01	0.01	351
G566764	Mina La Juanita	Cerro Verde - Las Playas	1.20	498	4.33	0.01	0.00	756
G566766	Mina Las Playas	Cerro Verde - Las Playas	1.00	385	2.75	0.01	0.01	544
G566767	Mina Las Playas	Cerro Verde - Las Playas	1.00	6	0.05	0.00	0.00	9
G566768	Mina Las Playas	Cerro Verde - Las Playas	2.00	6	0.05	0.00	0.01	9
G566769	Mina Las Playas	Cerro Verde - Las Playas	2.00	4	0.21	0.00	0.01	18
G566771	Mina Las Playas	Cerro Verde - Las Playas	1.80	4	0.02	0.00	0.01	5
G566772	Pozo 1 manto	Cerro Verde - Las Playas	0.30	71	0.50	0.01	0.00	100
G566773	Manto Gaby	Cerro Verde - Las Playas	1.00	226	2.08	0.00	0.00	351
G566774	Cerro Verde	Cerro Verde - Las Playas	1.00	1	0.01	0.00	0.00	1

Table 1: Assays from rock samples collected on veins at La Garra.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. The same metallurgical recoveries applied for Napoleon vein in Panuco were assumed (see press release dated February 17, 2022).

Terms of the acquisition

The Company entered into a share purchase agreement (the "Acquisition Agreement") dated March 27, 2024, with Exploradora Minera La Hacienda S.A. de C.V. and Manuel de Jesus Hernandez Tovar (collectively, the "Sellers") pursuant to which the agreed to acquire (the "Acquisition") all of the outstanding shares of Goanna Resources, S.A.P.I. de C.V., a private Mexican corporation, from the Sellers.  The Target Company is the owner of the La Garra-Metates District.

Pursuant to the Acquisition Agreement, the Company has agreed to make cash payments in an aggregate of US$3,075,000 in cash (collectively, the "Cash Payments") and issue an aggregate of 5,555,555 common shares in the capital of the Company (collectively, the "Consideration Shares") to the Sellers.

The Cash Payments will be made, and the Consideration Shares will be issued over a period of 24 months from closing.

Cash Payments and Consideration Shares (CNW Group/Vizsla Silver Corp.)

The Company is responsible for the back taxes owing on the concessions.

Royalty Agreement

Within 90 days of the closing date, the Company and the Sellers shall enter into a royalty agreement in a form satisfactory to the Parties, pursuant to which the Sellers will be granted a 1% net smelter returns royalty ("NSR") on the La Garra-Metates District. The Buyer will have the right to repurchase such royalty at any time for consideration equal to US$750,000.

Pledge Agreement

Within 90 days of the closing date, the Company shall execute and deliver to the Sellers a pledge and security agreement in a form satisfactory to the Company and the Sellers and take such other actions sufficient under applicable Laws to grant the Sellers a first priority lien on the Purchased Shares to secure the Company's obligations with regards to the acquisition costs.

Finder's fees

The finder's fees is 2% NSR of the project payable to an arm's length Mexican Company.

The Acquisition is subject to standard closing conditions, including the approval of the TSX Venture Exchange.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

On January 8, 2024, the Company announced an updated mineral resource estimate for Panuco which includes an estimated in-situ indicated mineral resource of 155.8 Moz AgEq and an in-situ inferred resource of 169.6 Moz AgEq.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 350,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2024, Vizsla Silver has budgeted +65,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Jesus Velador, Ph.D. MMSA QP., Vice President of Exploration, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at the Panuco Project and the potential acquisition of the La Garra Project.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 09:42e 28-MAR-24